December 31, 2007

Via Electronic Filing & Via U.S. Mail

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attention: Ms. Anne Nguyen-Parker

Re:	ReoStar Energy Corporation Registration Statement on Form SB-2 File No. 333-145006 Filed on August 1, 2007

Dear Ms. Nguyen-Parker:

We have reviewed your comment letter dated August 17, 2007 in respect of the above-referenced registration statement. This letter sets forth our responses to your comments. A responsive Amendment No. 1 to the Form SB-2 has been filed concurrently herewith via EDGAR and has been marked to show changes from the original filing. The numbered items correspond to the numbers contained in your letter.

General

1.	Please disclose whether there is a material relationship between the Chief Executive Officer, Mark S. Zouvas, and counsel, Luke C. Zouvas.

Luke C. Zouvas is the younger brother of Mark S. Zouvas. ReoStar Energy terminated the engagement of Applbaum & Zouvas LLP as its counsel in October 2007 and engaged Greenberg Traurig, LLP as its new counsel.

Selling Stockholders, page 10

2.	Please disclose the individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling security holders that are entities. Please see Interpretation 1.60 under the Regulation S-K section of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes.

We have revised the selling shareholders table per your comment to disclose the individuals who have voting and/or dispositive powers over the shares being offered for resale and have provided footnotes accordingly.

3.	Please disclose if any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that the selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If the selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

Based on the information provided to us from the selling shareholders, none of them are registered broker-dealers nor affiliates of registered broker-dealers. We have disclosed this information in the selling shareholders section of Amendment No. 1 to the Form SB-2.

Exhibits, page 31

4.	We note that you did not file the Opinion of Applbaum & Zouvas LLP listed as Exhibit 5.1. Please file prior to effectiveness.

We have filed the Opinion of Greenberg Traurig, LLP as Exhibit 5.1 to Amendment No. 1 to the Form SB-2 in accordance with Item 601(b)(5) of Regulation S-B.

*****

We acknowledge the Staff's supplemental instructions and advisements provided in its comment letter. If you have any further questions concerning this filing or require additional information, please contact our outside legal counsel Raymond A. Lee, Esq. or Chris Y. Chen, Esq. of Greenberg Traurig, LLP at (949) 732-6500 or the undersigned at (817) 991-6263.

Very truly yours,

/s/ Mark S. Zouvas

Mark S. Zouvas
Chief Executive Officer